

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Via U.S. Mail
Mr. Mitchell Brown
Chief Executive Officer
Cono Italiano, Inc.
c/o Corporate Creations Network Inc.
8275 South Eastern Avenue, Suite 200-47
Las Vegas, NV 89123

> **Re:** **Cono Italiano, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-164324**
> **Filed May 26, 2010**

Dear Mr. Brown:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We read your response to prior comment 2, and understand that you will amend your Form 8-K, filed November 13, 2009, to include the unaudited financial statements of Cono Italiano, Inc. – Delaware as of September 30, 2009, to comply with Rule 8-04 of Regulation S-X. We remind you that your Form S-1 filing will not become effective until you have complied with this requirement.

2. We note in response to prior comment 4 you restated your financial statements for the year ended December 31, 2009 and for the interim period ended March 31, 2010, included in your Form S-1/A2, to reflect being in the development stage. Accordingly, it will also be necessary to amend your 2009 Form 10-K and first quarter 2010 Form 10-Q to similarly reflect your restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald Delaney at (202) 551-3863 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Travis Gering, Esq. (610) 819-9104